Calamos Investments
2020 Calamos Court
Naperville, IL 60563
April 30, 2010
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
Calamos Advisors Trust
1933 Act Registration No. 33-72511
1940 Act Registration No. 811-09237
     As the principal underwriter of Calamos Growth and Income Portfolio, a series of Calamos Advisors Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 485(a)(3) of the General Rules and Regulations under the Securities Act of 1933, we request that the effectiveness of Post-Effective Amendment No. 13 to the Registration Statement filed on behalf of the Trust on April 30, 2010 be accelerated to April 30, 2010.

CALAMOS FINANCIAL SERVICES, LLC
By:	/s/ Nimish S. Bhatt
	Name:	Nimish S. Bhatt
	Title:	Senior Vice President, Director of Operations